File No. 82-34700

05011564

Airspray®

contact:

David Stob 954/972-7750
Martin Kleinman 718/398-4009
e-mail: d.stob@airsprayintl.com
mkleinman@nyc.rr.com

FOR IMMEDIATE RELEASE
September 27, 2005

DEGUSSA WINS AIRSPRAY'S FIRST ANNUAL FORMULATION CHALLENGE

Worldwide judging panel of industry experts selected winning entry…

NEW YORK, September 27, 2005 – Degussa, the global market leader in specialty chemicals, has been named the winner of the first annual Airspray Formulation Challenge, for its shaving foam entry, here at the Health & Beauty America (HBA) Exposition, Airspray's Director of Business Development, David Stob, announced today.

Airspray's international program is designed to unleash the creativity of product developers and simultaneously underscore the potential of the non-aerosol shaving foam category. Airspray finger pumps all work without gas propellants to transform liquid into foam. The company is the developer of the world's widest and most innovative range of instant-foam dispensers.

The Degussa entry was selected by the program's international panel of judges, who together have more than 100 years of industry experience: Stephen Hazell, Senior Project Chemist PCDL, Gillette UK; Jon Packer, CEO, Centerchem Inc.; Richard Brown, Director of R&D, Cosmetic Labs of America (Alberto Culver Corporation); and Dr. Eugene Frank, Senior Vice President, Raani Corporation.

"Worldwide, the shaving and hair removal market represents $2.1 billion in annual sales and is a market where innovation drives growth," said Airspray's Stob. "Degussa's team has developed an exciting new creamy, rich product utilizing a mechanical, instant-foam, pump dispenser. Such a formulation has significant upside potential, given the acceptance of instant-foam personal care products in other categories.

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As winners of the Airspray Challenge, the Degussa team wins a corporate award of €10,000, plus a personal prize of the trip to Holland for two.

The Airspray competition was open to manufacturers, contract packagers, distributors and formulators, who were challenged to develop a shaving foam for the Airspray instant foam dispensing technology. For a variety of business, environmental and product benefit-related reasons, the company is convinced that instant-foam shaving products represent a major market segment for its innovative one-touch-foam mechanical dispensing systems.

"Degussa and Airspray share many distinct characteristics," added Airspray Managing Director Robert Brands. "We both offer innovative products that provide added value and distinction, and we both built our businesses upon research and development and customer service. Further," he added, "we both offer materials that result in consumer products that are gentle, mild, natural and highly efficient – they offer shelf appeal and superior value."

The Degussa Care Specialities unit covers hair-, skin- and suncare products, as well as decorative cosmetics, toiletries and cleansing products. In fiscal 2004, the company's 45,000 worldwide employees generated sales of $15.3 billion (€11.2 billion).

ABOUT AIRSPRAY

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

Airspray offers the industry's widest range of value-added mechanical foam dispensers with over 20 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Procter & Gamble, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever, and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.biz.

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